FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
EMA validates Dato-DXd MAAs for NSQ NSCLC and BC

4 March 2024

Two datopotamab deruxtecan applications validated in the EU for patients with advanced nonsquamous non-small cell lung
cancer or HR-positive, HER2-negative breast cancer

Parallel applications based on TROPION-Lung01 and TROPION-Breast01 Phase III trial results demonstrating AstraZeneca and Daiichi Sankyo's datopotamab deruxtecan significantly improved progression-free survival vs. chemotherapy in two types of cancer

The European Medicines Agency (EMA) has validated two marketing authorisation applications (MAAs) for AstraZeneca and Daiichi Sankyo's datopotamab deruxtecan (Dato-DXd) in two types of cancer. One MAA is for the treatment of adult patients with locally advanced or metastatic nonsquamous non-small cell lung cancer (NSCLC) who require systemic therapy following prior treatment. The other MAA is for the treatment of adult patients with unresectable or metastatic hormone receptor (HR)-positive, HER2-negative (IHC 0, IHC 1+ or IHC 2+/ISH-) breast cancer who have progressed on and are not suitable for endocrine therapy and received at least one additional systemic therapy.

The validations confirm the completion of the applications and commence the scientific review process by the EMA's Committee for Medicinal Products for Human Use. The applications are based on data from the pivotal TROPION-Lung01 and TROPION-Breast01 Phase III trials presented during two Presidential Symposia at the 2023 European Society for Medical Oncology Congress.

Datopotamab deruxtecan is a specifically engineered TROP2-directed DXd antibody drug conjugate (ADC) discovered by Daiichi Sankyo and being jointly developed by AstraZeneca and Daiichi Sankyo.

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "Our ambition is for datopotamab deruxtecan to improve upon and replace conventional chemotherapy in the treatment of multiple cancer types. Today's dual validation of our applications in lung and breast cancers brings this potential medicine a meaningful step closer to redefining treatment expectations for patients with two of the most common cancers in Europe."

Ken Takeshita, MD, Global Head, R&D, Daiichi Sankyo, said: "The EMA validation is an important first step toward bringing this TROP2-directed antibody drug conjugate to eligible patients in Europe with nonsquamous lung cancer and HR-positive, HER2-negative breast cancer. This news builds on our recent regulatory progress in the US, where our lung cancer application has been accepted and our breast cancer application is underway, underscoring our commitment to changing the standard of care by developing new medicines to help as many patients worldwide as possible."

Additional regulatory submissions for datopotamab deruxtecan in lung cancer and breast cancer are underway in the US and globally.

Notes

Advanced non-small cell lung cancer
Nearly 500,000 lung cancer cases were diagnosed in Europe in 2022.1 NSCLC is the most common type of lung cancer, accounting for about 80% of cases.1 Approximately 70% and 30% of NSCLC tumours are of nonsquamous or squamous histology, respectively.2 While immunotherapy and targeted therapies have improved outcomes in the first-line setting, most patients eventually experience disease progression and receive chemotherapy.3,4,5 For decades, chemotherapy has been the last treatment available for patients with advanced NSCLC, despite limited effectiveness and known side effects.3,4,5

HR-positive breast cancer
More than 500,000 breast cancer cases were diagnosed in Europe in 2022.6 HR-positive, HER2-negative breast cancer is the most common subtype, accounting for more than 65% of diagnosed cases.7 Breast cancer is considered HR-positive, HER2-negative when tumours test positive for oestrogen and/or progesterone hormone receptors and negative for HER2 (measured as HER2 score of IHC 0, IHC 1+ or IHC 2+/ISH-).7,8 Standard initial treatment for this subtype of breast cancer is endocrine therapy but most patients with advanced disease will develop resistance, underscoring the need for additional options.9,10

TROP2
TROP2 is a protein broadly expressed in several solid tumours, including the majority of NSCLC and HR-positive, HER2-negative breast cancer cases.11,12 High TROP2 expression is associated with increased tumour progression and poor survival.12,13 There is currently no TROP2-directed ADC approved for the treatment of lung cancer.14,15

TROPION-Lung01
TROPION-Lung01 is a global, randomised, multicentre, open-label Phase III trial evaluating the efficacy and safety of datopotamab deruxtecan versus docetaxel in patients with locally advanced or metastatic NSCLC with and without actionable genomic alterations who require systemic therapy following prior treatment. Patients with actionable genomic alterations were previously treated with platinum-based chemotherapy and an approved targeted therapy. Patients without known actionable genomic alterations were previously treated, either in combination or sequentially, with platinum-based chemotherapy and a PD-1 or PD-L1 inhibitor.

The dual primary endpoints of TROPION-Lung01 are progression-free survival (PFS) as assessed by blinded independent central review (BICR) and overall survival (OS). Key secondary endpoints include investigator-assessed PFS, objective response rate (ORR), duration of response (DoR), time to response, disease control rate (DCR) as assessed by both BICR and investigator, and safety. TROPION-Lung01 enrolled approximately 600 patients in Asia, Europe, North America and South America. For more information visit ClinicalTrials.gov.

TROPION-Breast01
TROPION-Breast01 is a global, randomised, multicentre, open-label Phase III trial evaluating the efficacy and safety of datopotamab deruxtecan versus investigator's choice of single-agent chemotherapy (eribulin, capecitabine, vinorelbine or gemcitabine) in patients with unresectable or metastatic HR-positive, HER2-negative (IHC 0, IHC 1+ or IHC 2+/ISH-) breast cancer who have progressed on and are not suitable for endocrine therapy per investigator assessment and have received at least one additional systemic therapy for unresectable or metastatic disease.

The dual primary endpoints of TROPION-Breast01 are PFS as assessed by BICR and OS. Key secondary endpoints include ORR, DoR, investigator-assessed PFS, DCR, time to first subsequent therapy and safety. TROPION-Breast01 enrolled more than 700 patients in Africa, Asia, Europe, North America and South America. For more information visit ClinicalTrials.gov.

Datopotamab deruxtecan (Dato-DXd)
Datopotamab deruxtecan (Dato-DXd) is an investigational TROP2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC Technology, datopotamab deruxtecan is one of six DXd ADCs in the oncology pipeline of Daiichi Sankyo, and one of the most advanced programmes in AstraZeneca's ADC scientific platform. Datopotamab deruxtecan is comprised of a humanized anti-TROP2 IgG1 monoclonal antibody, developed in collaboration with Sapporo Medical University, attached to a number of topoisomerase I inhibitor payloads (an exatecan derivative, DXd) via tetrapeptide-based cleavable linkers.

A comprehensive development programme called TROPION is underway globally with more than 14 trials evaluating the efficacy and safety of datopotamab deruxtecan across multiple cancers, including NSCLC, triple-negative breast cancer and HR-positive, HER2-negative breast cancer. Beyond the TROPION programme, datopotamab deruxtecan also is being evaluated in novel combinations in several ongoing trials.

Daiichi Sankyo collaboration
AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu in March 2019 and datopotamab deruxtecan in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights for each ADC. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References
1.   Cancer.net. Lung Cancer - Non-Small Cell: Statistics. Available at: https://www.cancer.net/cancer-types/lung-cancer-non-small-cell/statistics. Accessed March 2024.
2.   National Cancer Institute. SEER Cancer Statistics Factsheets: Lung and Bronchus Cancer, 2015. Available at: https://seer.cancer.gov/archive/csr/1975_2012/results_merged/sect_15_lung_bronchus.pdf. Accessed March 2024.
3.   Chen R, et al. Emerging therapeutic agents for advanced non-small cell lung cancer. J Hemal Oncol. 2020;13(1):58.
4.   Majeed U, et al. Targeted therapy in advanced non-small cell lung cancer: current advances and future trends. J Hematol Oncol. 2021;14(1):108.
5.   Pircher A, et al. Docetaxel in the treatment of non-small cell lung cancer (NSCLC) - an observational study focusing on symptom improvement. Anticancer Research. 2020;70(5): 287-294.
6.   Globocan 2022. Europe. Available at: https://gco.iarc.who.int/media/globocan/factsheets/populations/908-europe-fact-sheet.pdf. Accessed March 2024.
7.   National Cancer Institute. SEER cancer stat facts: female breast cancer subtypes. Available at: https://seer.cancer.gov/statfacts/html/breast-subtypes.html. Accessed March 2024.
8.   Iqbal N, et al. Human Epidermal Growth Factor Receptor 2 (HER2) in Cancers: Overexpression and Therapeutic Implications. Mol Biol Int. 2014;852748.
9.   Lin M, et al. Comparative Overall Survival of CDK4/6 Inhibitors Plus Endocrine Therapy vs. Endocrine Therapy Alone for Hormone receptor-positive, HER2-negative metastatic breast cancer. J Cancer. 2020; 10.7150/jca.48944.
10.  Lloyd M R, et al. Mechanisms of Resistance to CDK4/6 Blockade in Advanced Hormone Receptor-positive, HER2-negative Breast Cancer and Emerging Therapeutic Opportunities. Clin Cancer Res. 2022; 28(5): 821-30.
11.  Goldenberg D, et al. The emergence of trophoblast cell-surface antigen 2 (TROP-2) as a novel cancer target. Oncotarget. 2018;9(48): 28989-29006.
12.  Mito R, et al. Clinical impact of TROP2 in non-small lung cancers and its correlation with abnormal p53 nuclear accumulation. Pathol Int. 2020;70(5): 287-294.
13.  Vidula N, et al. Sacituzumab govitecan: Antibody-drug conjugate in triple negative breast cancer and other solid tumours. Breast Cancer Res Treat. 2022 Aug;194(3): 569-575.
14.  Rodríguez-Abreau D, et al. Pemetrexed plus platinum with or without pembrolizumab in patients with previously untreated metastatic nonsquamous NSCLC: protocol-specified final analysis from KEYNOTE-189. Ann Onc. 2021 Jul:32(7): 881-895.
15.  American Cancer Society. Targeted Drug Therapy for Non-Small Cell Lung Cancer. Available at: https://www.cancer.org/cancer/types/lung-cancer/treating-non-small-cell/targeted-therapies.html. Accessed March 2024.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 04 March 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary